Exhibit 99.3

Return on Equity and Assets Ratios

	Q1 2023	For the Year-Ended October 2022	For the Year-Ended October 2021	For the Year-Ended October 2020
Return on Assets	0.61%	0.84%	0.96%	0.79%
Return on Equity	12.6%	16.4%	18.6%	16.0%
Dividend Payout Ratio	58%	45%	39%	48%